Exhibit 99.1

FOR IMMEDIATE RELEASE

Retalix Acquires MTXEPS, a Leading Provider of SaaS and On-Premise
Electronic Payment Software Solutions

Acquisition strengthens Retalix position in the Fast Growing
Software-as-a-Service (SaaS) Space

RA’ANANA, Israel -- July 26, 2011 -- Retalix® (NasdaqGS:RTLX), a leading global provider of software and services to high volume, high complexity retailers, today announced that it has acquired MTXEPS, LLC. (“MTXEPS”), a leading provider of innovative, secure, end-to-end electronic payment software solutions for retailers, delivered via SaaS and in-store models. MTXEPS is a privately held, US-based, fast growing and profitable company with solutions deployed directly, or through partner channels (including Retalix), in over 20,000 stores in North America.

Retalix has acquired all of MTXEPS’ shares for approximately $18.95 million in cash.  Additional cash consideration of up to $6 million may be paid over the course of the next two years based on the achievement of certain performance metrics.

“With MTXEPS’s premier electronic payment software solutions and large satisfied customer base, we enhance our market leadership in offering retailers comprehensive, advanced solutions across all customer touch points and sales channels,” said Shuky Sheffer, Retalix CEO.  “SaaS is one of our growth engines, and MTXEPS’s SaaS platform and offerings enhance our position in this rapidly evolving space."

MTXEPS’s market leading payment engine, by seamlessly integrating with a large variety of Point of Sale systems (POSs), PIN pads and payment processors, provides retailers with unparalleled choice and flexibility to respond to the needs of the fast evolving payments space.  Retailers are empowered to rapidly accept new payment types, such as mobile and contactless, address emerging players, and to put in place rich payment programs quickly and efficiently. MTXEPS’s offering also includes smart routing, and central configuration management monitoring and control, and enables retailers to be fully current with industry (PCI – payment card industry) regulatory requirements, while at the same time reducing total cost of implementation and ownership.

“We’ve had a very successful partnership with Retalix in the US since 2004, and this acquisition is definitely a win-win for both Retalix and MTXEPS employees, customers and partners,” said Jon Elwood, President of MTXEPS. “As our solutions become part of the Retalix offering, we strongly believe that our customers and partners will benefit from Retalix’s culture of innovation, global presence and strong financial position.”

“Retalix will continue to nurture strong relationships with all MTXEPS customers and partners, and will continue to invest in innovative payment software solutions and attentive support,” added Sheffer.  “We are committed to the success of our customers and partners, as well as to the spirit of the business collaboration that MTXEPS has had with its partners and customers to date.”

About Retalix

Retalix is a leading global provider of innovative software and services to high volume, high complexity retailers, including supermarkets, convenience stores, fuel stations, drugstores and department stores.  The company’s products and services help its customers to manage and optimize their retail operations, differentiate their brand and build consumer loyalty, while providing retailers with the flexibility and scalability to support ongoing business transformation and growth.  Retalix offers solutions for point-of-sale (POS), sales channels and in-store management (including mobile and e-commerce), customer management and marketing, merchandising, and logistics.  By leveraging a multitude of deployment options, including Software-As-A-Service (SaaS), Retalix serves a large customer base of approximately 60,000 stores across more than 50 countries worldwide.

The Company's headquarters are located in Ra'anana, Israel, and its North America headquarters are located in Plano, Texas.  Retalix stock trades on the NASDAQ and the Tel Aviv Stock Exchange.

For more information, visit http://www.retalix.com, the contents of which are not part of this press release. Follow Retalix on Twitter: @Retalix.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

About MTXEPS

MTXEPS is a privately held company based in California, markets electronic payment software solutions directly and through reseller channels.  Leveraging over twenty years of experience, MTXEPS software suites offer a totally new dimension in enterprise electronic payments.  Our solutions are seamlessly integrating to both point of sales and PIN pads while allowing the merchant to take advantage of MTX's feature rich solutions with remote command and control.  Our solutions are architected in a phased approach to secure customer card data, going above and beyond today's Data Security Standards (PCI-DSS).  Learn more at www.mtxeps.com

Retalix Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding the  successful combination of the Retalix and MTXEPS solutions and the future benefit of customers and partners from such combination and the potential for future consideration to be paid by Retalix in connection with this acquisition all include forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's and MTXEPS’s anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2010, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Contact Information:
Retalix Ltd.
Hugo Goldman
CFO
+1 972 7766600
Hugo.goldman@retalix.com